Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

August 17, 2011	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

SUCCESSFUL INITIAL DRILLING RESULTS
AT OJVG’S NEWEST DISCOVERY – MAMASATO
and
BEST DRILLING RESULT TO DATE AT SEKOTO

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce additional drilling results from the ongoing exploration program at the OJVG Gold Project in Senegal, West Africa. Results presented herein include (1) initial drill holes completed at Mamasato, the most recent discovery at the OJVG Gold Project, (2) lateral and depth expansion drilling at the Kinemba, Sekoto and Saboraya discoveries. Please refer to the attached map for deposits, discoveries and target locations within the OJVG Gold Project.

EXPLORATION DRILLING – GOLD DISCOVERIES AND TARGETS

Mamasato Discovery

OJVG’s most recent gold discovery, Mamasato, is located approximately 4.5 kilometres north of the Golouma deposit and approximately 2 kilometres southeast of the centre of the Masato deposit. Mamasato is represented by an 800 to 1,000 metre long, east-west oriented gold-in-soil geochemical anomaly (>100 ppb gold) which is coincident with a series of NNE and E-W oriented quartz vein systems hosted by two or three sub-parallel sheared and altered zones within a package of mafic volcanics and felsic intrusive units. Mamasato is of compelling interest because it strongly resembles the Golouma deposit, both visually and structurally with the additional benefit of significantly greater depth of oxidation. Oxide depth averages 40 metres below surface and locally reaches 80-metre depths compared to oxide at Golouma which averages 10-metre depths. A key advantage of softer oxide mineralization at the OJVG Gold Project is in enabling greater throughput rates for the CIL plant. The following represents the most significant results from initial drilling and trenching at Mamasato:

  2.86 g/t gold over 6 metres (36-42) in DH-985

  2.64 g/t gold over 5 metres (40-45) in DH-987

  10.11 g/t gold over 4 metres (50-54) in DH-998

  3.58 g/t gold over 5 metres (63-68) in DH-1001

  2.78 g/t gold over 18 metres in TRX-357 (Section 3+20E)

  1.18 g/t gold over 9 metres in TRX-360 (Section 1+50E)

  1.35 g/t gold over 15 metres in TRX-361 (Section 6+20E)

To date, 28 drill holes have been completed at Mamasato testing the lateral extent of the alteration zone across a 650-metre strike extent and locally to approximately 250-metres down dip. Results presented above and in the accompanying appendix represent only a 220-metre strike extent (Sections 0+60E to 2+80E) of the currently known target. The Mamasato alteration zone remains open both along strike and to depth.

Sekoto Discovery

The Sekoto Discovery is located approximately 9 kilometres northeast of the Golouma deposit and approximately 4 kilometres east of the Masato deposit. Sekoto has only recently become the focus of exploration drilling as a potential Heap Leach deposit. Drill holes to date have now tested approximately 400 metres of strike length to depths of 100 metres down dip within thicker than usual oxide depths ranging between 50 and 75 metres below surface. Previously released results from Sekoto include 0.65 g/t gold over 23 metres and 1.67 g/t gold over 18 metres in RC-899. The following outlines the most recent significant results from Sekoto:

  0.55 g/t gold over 12 metres (8-20) and 1.16 g/t gold over 6 metres in DH-996

  1.50 g/t gold over 36 metres (17-53) in DH-999

The 36-metre intersection in DH-999 is entirely within the oxide zone and represents the best grade-thickness drilling interval received to date from this rapidly developing Heap Leach potential deposit.

Previously announced results and complete interval breakdowns for the above listed Sekoto drill holes are summarized in the accompanying appendix.

Kinemba Discovery

The Kinemba Discovery is located approximately 5 kilometres southwest of the Golouma deposit. At Kinemba, drilling to date has intersected zones of potential Heap Leach gold mineralization along a minimum strike extent of 550 metres and locally to depths of approximately 200 metres. Previously released results from Kinemba include 2.16 g/t gold over 14 metres in RC-868 and 0.72 g/t gold over 25 metres in RC-889. The following outlines the most recent significant results from Kinemba:

  2.09 g/t gold over 5 metres (107-112) and 1.66 g/t gold over 7 metres (143-150) in DH-988

  1.07 g/t gold over 8 metres (17-25) in RC-916

  0.76 g/t gold over 13 metres (12-25) in RC-917

Previously announced results and complete interval breakdowns for the above listed Kinemba drill holes are summarized in the accompanying appendix.

Saboraya Target

The Saboraya Target is very favourably located approximately mid-way between the Kerekounda and Kourouloulou deposits and is similarly related to dilational shear-hosted quartz veining. Only limited drilling has been completed at Saboraya, testing a strike extent of only 150 metres and to depths of only 100 metres below surface.

Previously released results from Saboraya include 8.91 g/t gold over 5 metres in RC-862 and 3.44 g/t gold over 23 metres in RC-911. The following outlines the most recent significant results from Saboraya:

  2.84 g/t gold over 18 metres (0-18) and 1.55 g/t gold over 10 metres (155-165) in RC-912

Previously announced results and complete interval breakdowns for the above listed Saboraya drill hole are summarized in the accompanying appendix.

OJVG DEPOSIT RESOURCES

Based on the most recent Resource update completed on behalf of the OJVG utilizing drilling data to the end of 2010, and announced in Oromin’s New Releases dated May 5 and May 12, 2011, the OJVG Gold Project hosts an Indicated Resource of 3,312,000 ounces of gold and an Inferred Resource of 430,000 ounces of gold, comprised of the following:

  The combined Golouma, Kerekounda and Kourouloulou deposits host an Indicated Resource of 1,380,000 ounces (12,748,000 tonnes grading 3.36 g/t gold) and an Inferred Resource of 180,000 ounces (1,404,000 tonnes grading 4.09 g/t gold).

  The Masato deposit hosts an Indicated Resource of 1,457,000 ounces (35,531,000 tonnes grading 1.28 g/t gold) and an Inferred Resource of 130,000 ounces (3,233,000 tonnes grading 1.25 g/t gold).

  The Bulk Tonnage/Heap Leach deposits host a current Indicated Resource of 475,000 ounces (20,606,000 tonnes grading 0.71 g/t gold) and an Inferred Resource of 120,000 ounces (7,046,000 tonnes grading 0.53 g/t gold).

The 2011 OJVG exploration program is continuing with excavator trenching on several new exploration targets and further drilling using three drills, including two core drills testing lateral and depth extension potential at the Mamasato discovery.

Technical Supervision

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Golouma Style Deposits/Discoveries/Targets
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Name	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
MAMASATO	DH-985	58025N/14717E	165/-45	36-42 incl.40-41	6 1	2.86 10.85
	DH-987	58026N/14716E	160/-65	40-45 52-57 incl.52-54	5 5 2	2.08 2.64 5.51
	DH-994	58022N/14670E	165/-75	46-53 incl.48-51	7 3	2.09 3.72
	DH-997	58029N/14757E	164/-45	42-49	7	2.23
	DH-998	58031N/14757E	165/-75	50-54 incl.52-53	4 1	10.11 36.69
	DH-1001	58033N/14532E	165/-75	63-68 incl.66-68 72-75	5 2 3	3.58 6.83 2.39

SABORAYA	RC-912**	54043N/15361E	020/-50	0-18 incl.13-15 155-165+ incl.156-159	18 2 10+ 3	2.84 17.32 1.55 2.89
	RC-862*	54022N/15255E	020/-50	80-85 incl.80-83 incl.81-82	5 3 1	8.91 14.54 34.84
	RC-909*	54080N/15315E	020/-50	31-34	3	3.92
	RC-911*	54034N/15280E	020/-50	69-92 incl.69-82 incl.69-71	23 11 2	3.44 6.12 26.21

 *Previously reported.

**Drill Hole RC-912 ends at 165 metres within a mineralized zone.

Mineralized intervals are based on 1-metre samples utilizing 0.5 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Bulk Tonnage (Heap Leach) Deposits/Discoveries/Targets
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Name	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
SEKOTO	DH-996	61521N/18174E	120/-50	8-20 34-40 incl.36-38	12 6 2	0.55 1.16 2.89
	DH-999	61631N/18221E	120/-50	17-53 incl.22-45 incl.24-27 and 26-39	36 23 3 3	1.50 2.15 4.83 6.05
	RC-899*	61447N/18143E	120/-50	5-28 incl.17-23 56-74 incl.56-60 incl.56-57 82-88	23 6 18 4 1 6	0.65 1.20 1.67 5.29 15.79 0.80
	RC-900*	61427N/18178E	120/-50	17-29 incl.24-29	12 5	0.84 1.31
	RC-901*	61529N/18224E	120/-50	60-64	4	1.29
	RC-902*	61557N/18190E	120/-50	24-28 68-73	4 5	0.65 1.67
	RC-903*	61593N/18204E	120/-50	11-22 30-34	11 4	0.75 0.50
	RC-904*	61574N/18240E	120/-50	33-36 49-55	3 6	0.68 0.81

KINEMBA	RC-914	49512N/11330E	090/-50	2-8 22-29 73-85 incl.78-82 107-126 incl.116-124	6 7 12 4 19 8	0.66 0.82 0.70 1.41 0.66 1.02
	RC-916	49285N/11283E	090/-50	17-25 incl.17-21	8 4	1.07 1.79
	RC-917	49281N/11325E	090/-50	12-25 incl.13-20	13 7	0.76 1.16
	DH-988	49367N/11288E	090/-50	45-49 107-112 125-133 143-150 incl.148-149	4 5 8 7 1	0.63 2.09 0.63 1.66 8.50
	RC-881*	49040N/11260E	090/-55	73-78 110-121 incl.113-115	5 11 2	0.86 0.81 1.62
	RC-882*	49080N/11264E	090/-50	29-37 55-60 incl.58-59	8 5 1	0.64 1.49 5.56

Bulk Tonnage (Heap Leach) Deposits/Discoveries/Targets
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Name	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
	RC-889*	49440N/11305E	090/-60	74-85 incl.80-84 135-160 incl.135-138 incl.136-137 and 153-160 incl.156-159	11 4 25 3 1 7 3	0.60 1.29 0.72 2.16 5.37 1.16 2.02
	RC-890*	49400N/11260E	090/-55	169-198 incl.169-180 and 192-195	29 11 3	0.55 0.69 1.15
	DH-795*	49400N/11430E	090/-55	46-51	5	1.92
	DH-803*	49400N/11300E	090/-55	35-41 141-151	6 10	1.07 2.40
	DH-810*	49400N/11375E	090/-55	16-21 42-49	5 7	1.73 1.64

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 4 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

OJVG
Gold Project
Site Plan Area
N
Volcanics
Granite
Volcanics
Sekoto
Masato
Mamasato
Teranga
OJVG
Niakafiri SW
Niakafiri SE
Golouma Deposits
Kerekounda
Saboraya
Golouma
(West)
Kouroulou
Maki Medina
950 Zone &
Golouma West
Extension
Kouroulou South
(South)
Bulk Tonnage Deposits
Kobokoto
Koutouniokolla
Kinemba
Kinemba West
1 Kilometre
OJVG Mining Lease 213 sq/km
Randgold
Legend
Proposed / existing open pit
OJVG license
Existing road
Bulk Tonnage deposit
Bulk Tonnage discoveries & targets
Golouma style deposit
Golouma style discoveries & targets